Exhibit 99.2

Galloway Capital Partners, LLC

October 10, 2023

Harry Vafias, Chairman and Chief Executive Officer

Imperial Petroleum, Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

Dear Mr. Vafias:

As you know, Galloway Capital Partners, LLC (“GCP”) together with our affiliates has filed several 13D’s with the U.S. Securities & Exchange Commission in regard to our position in Imperial Petroleum, Inc.

We read the recent press release which announced that the Company’s Board of Directors approved a repurchase of two classes of warrants:

“ATHENS, Greece, Oct. 09, 2023 (GLOBE NEWSWIRE) -- IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today that it has agreed to repurchase 1,480,001 Class C Warrants and 1,100,003 Class D Warrants from certain institutional investors for an aggregate purchase price of approximately $0.62 million.”

In addition to this, we believe the Company should immediately tender for the 8.5 million shares it recently sold at $2 per share, as well as the associated warrants with that offering. In our opinion there was no reason for the Company to have undertaken this hyper-dilutive financing considering its strong financial performance, almost $100 million in cash on the balance sheet and no debt.

In our opinion as well as that of the numerous shareholders who have contacted me and my attorney, this financing as well as other actions taken by the Board have benefitted you, your family and your affiliates, at the expense of the shareholders.

In addition, we would like to recommend two candidates to be appointed to the Company’s Board of Directors. These individuals have strong public board, corporate governance and capital markets experience and will actively assist in working with the Board to create shareholder value. We believe the stock price h as up to 10x appreciation from its current levels.

We continue to remind you that the Board of Directors and management have a fiduciary duty and obligation to restore and rebuild shareholder value. We urge you to act in a manner consistent with your fiduciary responsibilities to all of the Company’s shareholders.

I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer

cc:           John Kostoyannis, Director

George Xiradakis, Director